Simpson Thacher & Bartlett LLP

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Direct Dial Number (202) 636-5508	E-mail Address debra.sutter@stblaw.com

August 11, 2025

VIA EDGAR

Karen Rossotto

David Manion

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Franklin BSP Lending Fund
File Nos. 811-24075; 333-286423

Dear Ms. Rossotto and Mr. Manion:

On behalf of Franklin BSP Lending Fund (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) the second pre-effective amendment to the Fund’s registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, through the Commission’s electronic data gathering, analysis and retrieval (EDGAR) system. The Registration Statement includes revisions in response to the Staff’s comments received by the undersigned by telephone on July 17, 2025 and August 8, 2025 relating to the first pre-effective amendment to the Registration Statement and revisions to otherwise update disclosure.

For convenience of reference, the comments of the Staff have been reproduced herein. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the reproduced comment. Please note that all page numbers in the Fund’s responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

Securities and Exchange Commission	August 11, 2025

Prospectus

Investment Objective and Strategy (page 2)

1.	Please explain in the disclosure what “risk-adjusted” means.

The Fund confirms that it has added the requested disclosure.

2.	Please review the disclosure to ensure it is clear what “attractive” means in the context of the Fund’s investment objective.

The Fund confirms it has deleted the term “attractive” from its investment objective.

3.	On page 4 in the Prospectus Summary section, please confirm whether the term “fund” in the statement “The Fund may invest in portfolio affiliates of the fund...” need to be capitalized.

The Fund confirms that “fund” should be capitalized in the context of this sentence.

Summary of Fees and Expenses (page 18)

4.

Footnote 3 of the fee table says the following: “For the purposes of this table, we have assumed that the Fund has utilized leverage in an aggregate amount of [●]% of its net assets. If the Fund were to use leverage in excess of [●]% of its net assets, the management fees shown would be higher.” As the management fee is based on net assets, please revise this language.

The Fund confirms that it has deleted this disclosure.

*   *   *   *   *   *   *   *

Securities and Exchange Commission	August 11, 2025

Please do not hesitate to call me at (202) 636-5508 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Debbie Sutter
Debbie Sutter

cc:	Marc A. De Oliveira, Franklin Templeton

David W. Blass, Simpson Thacher & Bartlett LLP

Ryan P. Brizek, Simpson Thacher & Bartlett LLP